Exhibit 21.1

THE FIRST MARBLEHEAD CORPORATION

The following is a list of the direct and indirect subsidiaries of The First Marblehead Corporation:

Name of Subsidiary	Jurisdiction of Incorporation or Organization
First Marblehead Education Loan Services LLC (d/b/ Cology LLC)	Delaware
First Marblehead Education Resources, Inc.	Delaware
FM Systems LLC (d/b/a Tuition Management Systems LLC)	Delaware
The National Collegiate Funding II, LLC	Delaware
UFSB Private Loan SPV, LLC	Delaware